SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________
AMENDMENT NO. 1 to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
_______________
BANC OF CALIFORNIA, INC.
(Name of Subject Company (Issuer))
_______________
BANC OF CALIFORNIA, INC., AS ISSUER
(Name of Filing Persons (Identifying status as offeror, issuer, or other person))
_______________
Depositary Shares each representing a 1/40th ownership interest in a share of 7.00% Non-Cumulative Perpetual Preferred Stock, Series E
Depositary Shares each representing a 1/40th ownership interest in a share of 7.375% Non-Cumulative Perpetual Preferred Stock, Series D

(Title of Class of Securities)
05990K874
05990K882
(CUSIP Number of Class of Securities)
_______________
John A. Bogler
Chief Financial Officer
3 MacArthur Place
Santa Ana, California, 92707
Telephone: (855) 361-2262
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)
_______________
Copies to:
Patrick S. Brown
Sullivan & Cromwell LLP
1888 Century Park East, 21st Floor
Los Angeles, California 90067
(310) 712-6600
Derek Dostal
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
(212) 450-4000
_______________
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$75,000,000	$9,090
_______________

(1)	Calculated solely for purposes of determining the amount of the filing fee.

(2)
The amount of the filing fee, calculated in accordance with Rule 0‑11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2019 equals $121.20 per million dollars of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0‑11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,090	Filing Party: Banc of California, Inc.
Form or Registration No: Schedule TO	Date Filed: July 25, 2019

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e‑4.
☐    going-private transaction subject to Rule 13e‑3.
☐    amendment to Schedule 13D under Rule 13d‑2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

______________________________________________________________________________________________________

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by Banc of California, Inc., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (“SEC”) on July 25, 2019. The Schedule TO relates to the offer by the Company to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), the Company’s outstanding (a) depositary shares each representing a 1/40th ownership interest in a share of 7.00% Non-Cumulative Perpetual Preferred Stock, Series E, with a liquidation preference of $1,000.00 per share (equivalent to $25.00 per depositary share) (the “Series E Depositary Shares”) and (b) depositary shares each representing a 1/40th ownership interest in a share of 7.375% Non-Cumulative Perpetual Preferred Stock, Series D, with a liquidation preference of $1,000.00 per share (equivalent to $25.00 per depositary share) (the “Series D Depositary Shares”, and together with the Series E Depositary Shares, the “Securities”), in an amount such that the amount of cash, including Accrued Dividends (as defined in the Offer to Purchase), used to purchase such Securities accepted for purchase by the Company shall not exceed $75,000,000.
Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO and in the Offer to Purchase or the Letter of Transmittal. You should read Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

ITEM 11.     Additional Information.
Item 11(c) of the Schedule TO is hereby amended and supplemented as follows:

On July 25, 2019, the Company hosted a conference call to discuss 2019 second quarter financial results. A transcript of the call is included as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.

ITEM 12.     Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

Exhibit Number	Description
(a)(5)(D)	Transcript of the Earnings Conference Call of the Company on July 25, 2019.

______________________________________________________________________________________________________

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
BANC OF CALIFORNIA, INC.

By:	/s/ John A. Bogler
Name:	John A. Bogler
Title:	Executive Vice President and Chief Financial Officer
Date: July 26, 2019

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated July 25, 2019 (filed as an exhibit to the Company’s Schedule TO filed on July 25, 2019 and incorporated herein by reference).
(a)(1)(B)	Letter of Transmittal (filed as an exhibit to the Company’s Schedule TO filed on July 25, 2019 and incorporated herein by reference).
(a)(1)(C)	Retail Processing Dealer Form (filed as an exhibit to the Company’s Schedule TO filed on July 25, 2019 and incorporated herein by reference).
(a)(1)(D)	Form of Summary Advertisement (filed as an exhibit to the Company’s Schedule TO filed on July 25, 2019 and incorporated herein by reference).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release, dated July 25, 2019 (furnished as an exhibit to the Company’s Current Report on Form 8-K furnished on July 25, 2019 and incorporated herein by reference).
(a)(5)(B)
Earnings Conference Call Presentation Materials, dated July 25, 2019 (furnished as an exhibit to the Company’s Current Report on Form 8-K furnished on July 25, 2019 and incorporated herein by reference).

(a)(5)(C)	Press Release, dated July 25, 2019 (filed as an exhibit to the Company’s Schedule TO filed on July 25, 2019 and incorporated herein by reference).
(a)(5)(D)	Transcript of the Earnings Conference Call of the Company on July 25, 2019
(b)	Not applicable.
(d)(1)	Second Articles of Restatement of the charter of the Company (filed as an exhibit to the Company’s Current Report on Form 8-K filed on June 5, 2018 and incorporated herein by reference).
(d)(2)	Fifth Amended and Restated Bylaws of the Company (filed as an exhibit to the Company’s Current Report on Form 8-K filed on June 30, 2017 and incorporated herein by reference).
(d)(3)
Warrant to purchase up to 1,395,000 shares of the Company common stock originally issued on November 1, 2010 (filed as an exhibit to the Company’s Current Report on Form 8-K/A filed on November 16, 2010 and incorporated herein by reference).

(d)(4)
Deposit Agreement, dated as of June 12, 2013, among the Company, Registrar and Transfer Company, as Depositary and the holders from time to time of the depositary receipts described therein (filed as an exhibit to the Company’s Current Report on Form 8-K filed on June 12, 2013 and incorporated herein by reference).

(d)(5)
Deposit Agreement, dated as of February 8, 2016, among the Company, Computershare Inc. and Computershare Trust Company, N.A., collectively as Depositary, and the holders from time to time of the depositary receipts described therein (filed as an exhibit to the Company’s Current Report on Form 8-K filed on February 8, 2016 and incorporated herein by reference).

(d)(6)
Deposit Agreement, dated as of April 8, 2015, among the Company, Computershare Inc. and Computershare Trust Company, N.A., collectively as Depositary, and the holders from time to time of the depositary receipts described therein (filed as an exhibit to the Company’s Current Report on Form 8-K filed on April 8, 2015 and incorporated herein by reference).

(d)(7)
Purchase Contract Agreement, dated May 21, 2014, between the Company and U.S. Bank National Association (filed as an exhibit to the Company’s Current Report on Form 8-K filed on May 21, 2014 and incorporated herein by reference).

(d)(8)
Senior Debt Securities Indenture, dated as of April 23, 2012, between the Company and U.S. Bank National Association, as Trustee (filed as an exhibit to the Company’s Current Report on Form 8-K filed on April 23, 2012 and incorporated herein by reference).

(d)(9)
Supplemental Indenture, dated as of April 23, 2012, between the Company and U.S. Bank National Association, as Trustee, relating to the Company’s 7.50% Senior Notes due April 15, 2020 and form of 7.50% Senior Notes due April 15, 2020 (filed as an exhibit to the Company’s Current Report on Form 8-K filed on April 23, 2012 and incorporated herein by reference).

(d)(10)
Second Supplemental Indenture, dated as of April 6, 2015, between the Company and U.S. Bank National Association, as Trustee, relating to the Company’s 5.25% Senior Notes due April 15, 2025 and form of 5.25% Senior Notes due April 15, 2025 (filed as an exhibit to the Company’s Current Report on Form 8-K filed on April 6, 2015 and incorporated herein by reference).

(d)(11)
Common Stock Share Exchange Agreement, dated as of May 29, 2013, by and between the Company and TCW Shared Opportunity Fund V, L.P. (filed as an exhibit to the Company’s Current Report on Form 8-K filed on June 4, 2013 and incorporated herein by reference).

(d)(12)
Assignment and Assumption Agreement, dated as of December 10, 2014, by and among Crescent Special Situations Fund (Investor Group), L.P., Crescent Special Situations Fund (Legacy V), L.P., TCW Shared Opportunity Fund V, L.P. and the Company (filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated herein by reference).

(d)(13)
Securities Purchase Agreement, dated as of April 22, 2014, by and between the Company and OCM BOCA Investor, LLC (filed as an exhibit to the Company’s Current Report on Form 8-K filed on April 25, 2014 and incorporated herein by reference).

(d)(14)
Acknowledgment and Amendment to Securities Purchase Agreement, dated as of October 28, 2014 by and between the Company and OCM BOCA Investor, LLC (filed as an exhibit to the Company’s Current Report on Form 8-K filed on October 30, 2014 and incorporated herein by reference).

(d)(15)
Securities Purchase Agreement, dated as of October 30, 2014, by and among the Company, Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel L.P., Patriot Financial Partners II, L.P., and Patriot Financial Partners Parallel II, L.P. (filed as an exhibit to the Company’s Current Report on Form 8-K filed on October 30, 2014 and incorporated herein by reference).

(d)(16)
Employment Agreement, dated as of April 24, 2017, by and between the Company and Douglas H. Bowers (filed as an exhibit to the Company’s Current Report on Form 8-K filed on April 27, 2017 and incorporated herein by reference).

(d)(17)
Separation Agreement and General Release dated as of March 4, 2019 by and between Banc of California Inc. and Banc of California, N.A. and Douglas Bowers (filed as an exhibit to the Company’s Current Report on Form 8-K filed on March 6, 2019 and incorporated herein by reference).

(d)(18)
Employment Agreement, dated as of August 30 2017, by and between the Company and John A. Bogler (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 and incorporated herein by reference).

(d)(19)
Employment Agreement, dated as of September 17, 2013, by and among the Company and Hugh F. Boyle (field as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and incorporated herein by reference).

(d)(20)
First Amendment to Employment Agreement, dated as of January 1, 2016 by and between the Company and Hugh F. Boyle (filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and incorporated herein by reference).

(d)(21)
Compensation arrangement, dated March 8, 2018, by and among the Company, Banc of California, National Association, and Hugh F. Boyle (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 and incorporated herein by reference).

(d)(22)
Employment Agreement, dated as of August 22, 2012, by and among the Company and John C. Grosvenor (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and incorporated herein by reference).

(d)(23)
First Amendment to Employment Agreement, dated January 1, 2016, by and between the Company and John C. Grosvenor (filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and incorporated herein by reference).

(d)(24)
Separation Agreement, dated October 18, 2018, by and among the Company, Banc of California, National Association and Jason Pendergist (filed as an exhibit to the Company’s Current Report on Form 8-K filed on October 19, 2018 and incorporated herein by reference).

(d)(25)
Employment Agreement, dated as of August 21, 2012, by and between the Company and Steven A. Sugarman (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and incorporated herein by reference).

(d)(26)
Stock Appreciation Right Grant Agreement between the Company and Steven A. Sugarman dated August 21, 2012 (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and incorporated herein by reference).

(d)(27)
Amendment dated December 13, 2013 to Stock Appreciation Right Grant Agreement between the Company and Steven Sugarman dated August 21, 2012 (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 and incorporated herein by reference).

(d)(28)
Amended and Restated Employment Agreement, dated as of March 24, 2016, by and among the Company, Banc of California, National Association, and Steven A. Sugarman (filed as an exhibit to the Company’s Current Report on Form 8-K filed on March 25, 2016 and incorporated herein by reference).

(d)(29)
Letter Agreement, dated as of May 23, 2014, by and between the Company and Steven A. Sugarman, relating to Stock Appreciation Rights issued with respect to Tangible Equity Units (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 and incorporated herein by reference).

(d)(30)
Letter Agreement, dated as of March 2, 2016, by and between the Company and Steven A. Sugarman (filed as an exhibit to the Company’s Current Report on Form 8-K filed on March 8, 2016 and incorporated herein by reference).

(d)(31)
Letter Agreement, dated as of March 24, 2016, by and between the Company and Steven A. Sugarman (filed as an exhibit to the Company’s Current Report on Form 8-K filed on March 25, 2016 and incorporated herein by reference).

(d)(32)
Employment Separation Agreement and Release, dated as of January 23, 2017, by and among the Company, Banc of California, N.A. and Steven A. Sugarman (filed as an exhibit to the Company’s Current Report on Form 8-K filed on January 25, 2017 and incorporated herein by reference).

(d)(33)
Employment Agreement, dated as of March 24, 2016, by and between the Company and Brian Kuelbs (filed as an exhibit to the Company’s Current Report on Form 8-K filed on March 25, 2016 and incorporated herein by reference).

(d)(34)
Settlement Agreement and Release dated as of December 6, 2017, by and between the Company and Brian Kuelbs (filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated herein by reference).

(d)(35)
Employment Agreement, dated as of May 13, 2013, by and among Pacific Trust Bank and Jeffrey T. Seabold (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 and incorporated herein by reference).

(d)(36)
Amended and Restated Employment Agreement, effective as of April 1, 2015, by and among Banc of California, National Association, and Jeffrey T. Seabold (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 and incorporated herein by reference).

(d)(37)
First Amendment to Amended and Restated Employment Agreement, dated effective as of January 1, 2016, by between Banc of California, National Association and Jeffrey T. Seabold (filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and incorporated herein by reference).

(d)(38)
Long-Form Settlement Agreement, dated as of February 14, 2018, by and among the Company, Banc of California, N.A. and Jeffrey Seabold (filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated herein by reference).

(d)(39)
Employment Agreement, dated as of January 6, 2014, by and among Banc of California, National Association and J. Francisco A. Turner (filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and incorporated herein by reference).

(d)(40)
Amended and Restated Employment Agreement, dated as of March 24, 2016, by and between Banc of California, National Association, and J. Francisco A. Turner (filed as an exhibit to the Company’s Current Report on Form 8-K filed on March 25, 2016 and incorporated herein by reference).

(d)(41)
Employment Separation Agreement and Release, dated as of June 12, 2017, by and among the Company, Banc of California, N.A. and J. Francisco A. Turner (filed as an exhibit to the Company’s Current Report on Form 8-K filed on June 14, 2017 and incorporated herein by reference).

(d)(42)
Employment Agreement, dated as of March 4, 2019 by and between Banc of California, Inc. and Banc of California, N.A. and Jared Wolff (filed as an exhibit to the Company’s Current Report on Form 8-K filed on March 6, 2019 and incorporated herein by reference).

(d)(43)	The Company’s 2011 Omnibus Incentive Plan (filed as an appendix to the Company’s definitive proxy statement filed on April 25, 2011 and incorporated herein by reference).
(d)(44)
Form of Non-Qualified Stock Option Agreement under 2011 Omnibus Incentive Plan (filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and incorporated herein by reference).

(d)(45)	The Company’s 2013 Omnibus Stock Incentive Plan (filed as an appendix to the Registrant’s definitive proxy statement filed on June 11, 2013 and incorporated herein by reference).
(d)(46)
Form of Non-Qualified Stock Option Agreement under 2013 Omnibus Stock Incentive Plan (filed as an exhibit to the Company’s Registration Statement on Form S-8 filed on July 31, 2013 and incorporated herein by reference).

(d)(47)
Form of Restricted Stock Agreement under 2013 Omnibus Stock Incentive Plan (filed as an exhibit to the Company’s Registration Statement on Form S-8 filed on July 31, 2013 and incorporated herein by reference).

(d)(48)
Form of Restricted Stock Unit Agreement under 2013 Omnibus Stock Incentive Plan (filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated herein by reference).

(d)(49)
Form of Restricted Stock Unit Agreement for Employee Equity Ownership Program under 2013 Omnibus Stock Incentive Plan (filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated herein by reference).

(d)(50)
Form of Non-Qualified Stock Option Agreement for Non-Employee Directors under 2013 Omnibus Stock Incentive Plan (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 and incorporated herein by reference).

(d)(51)
Form of Restricted Stock Agreement for Non-Employee Directors under 2013 Omnibus Stock Incentive Plan (filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 and incorporated herein by reference).

(d)(52)
Form of Performance Unit Agreement under 2013 Omnibus Stock Incentive Plan (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 and incorporated herein by reference).

(d)(53)
Form of Performance-Based Non-Qualified Stock Option Agreement under the 2013 Omnibus Stock Incentive Plan (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 and incorporated herein by reference).

(d)(54)
Form of Performance-Based Restricted Stock Agreement under the 2013 Omnibus Stock Incentive Plan (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 and incorporated herein by reference).

(d)(55)
Form of Restricted Stock Unit Agreement for Non-Employee Directors under 2013 Omnibus Stock Incentive Plan (filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated herein by reference).

(d)(56)	The Company’s 2018 Omnibus Stock Incentive Plan (included as an appendix to the Company’s definitive proxy statement filed on April 19, 2018 and incorporated herein by reference).
(d)(57)
Form of Incentive Stock Option Agreement under the 2018 Omnibus Plan (filed as an exhibit to the Company’s Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference).

(d)(58)
Form of Performance-Based Incentive Stock Option Agreement under the 2018 Omnibus Plan (filed as an exhibit to the Company’s Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference).

(d)(59)
Form of Non-Qualified Stock Option Agreement under the 2018 Omnibus Plan (filed as an exhibit to the Company’s Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference).

(d)(60)
Form of Performance-Based Non-Qualified Stock Option Agreement under the 2018 Omnibus Plan (filed as an exhibit to the Company’s Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference).

(d)(61)
Form of Non-Qualified Stock Option Agreement for Non-Employee Directors under the 2018 Omnibus Plan (filed as an exhibit to the Company’s Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference).

(d)(62)	Form of Restricted Stock Agreement under the 2018 Omnibus Plan (filed as an exhibit to the Company’s Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference).
(d)(63)
Form of Performance-Based Restricted Stock Agreement under the 2018 Omnibus Plan (filed as an exhibit to the Company’s Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference).

(d)(64)
Form of Restricted Stock Agreement for Non-Employee Directors under the 2018 Omnibus Plan (filed as an exhibit to the Company’s Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference).

(d)(65)
Form of Restricted Stock Unit Agreement under the 2018 Omnibus Plan (filed as an exhibit to the Company’s Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference).

(d)(66)	Form of Performance Unit Agreement under the 2018 Omnibus Plan (filed as an exhibit to the Company’s Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference).
(d)(67)
Form of Restricted Stock Unit Agreement for Non-Employee Directors under the 2018 Omnibus Plan (filed as an exhibit to the Company’s Registration Statement on Form S-8 filed on August 17, 2018 and incorporated herein by reference).

(d)(68)
Form Director and Executive Officer Indemnification Agreement (filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and incorporated herein by reference).

(d)(69)
Trust Agreement, dated as of August 3, 2016, by and between the Company and Evercore Trust Company, N.A., as trustee (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 and incorporated herein by reference).

(d)(70)
Common Stock Purchase Agreement, dated as of August 3, 2016, by and between the Company and Banc of California Capital and Liquidity Enhancement Employee Compensation Trust (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 and incorporated herein by reference).

(d)(71)
Cooperation Agreement, dated as of February 8, 2017, by and between the Company and PL Capital Advisors, LLC (filed as an exhibit to the Company’s Current Report on Form 8-K filed on February 8, 2017 and incorporated herein by reference).

(d)(72)
Cooperation Agreement, dated as of March 13, 2017, by and between the Company and Legion Partners Asset Management, LLC, Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners Special Opportunities, L.P. I, Legion Partners Special Opportunities, L.P. V, Legion Partners, LLC, Legion Partners Holdings, LLC, Bradley S. Vizi, Christopher S. Kiper and Raymond White (filed as an exhibit to the Company’s Current Report on Form 8-K filed on March 14, 2017 and incorporated herein by reference).

(d)(73)	Banc of California, Inc. Executive Incentive Compensation Plan (filed as an exhibit to the Company’s Current Report on Form 8-K filed on May 2, 2019 and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.